EIDE BAILLY SECURITIES LLC

FINANCIAL STATEMENTS
APRIL 30, 2023

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SEC FILE NUMBER
8-53238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/22 (MM/DD/YY) AND ENDING 04/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eide Bailly Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4310 17th Ave S
(No. and Street)

Fargo	ND	58103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karla Wilson	701-239-8593	kwilson@eidebailly.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Widmer Roel P.C.
(Name – if individual, state last, first, and middle name)

4220 31st Ave S	Fargo	ND	58104
(Address)	(City)	(State)	(Zip Code)

10/20/2003	729
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karla WIlson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eide Bailly Securities LLC _____, as of 4/30 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



VICKIE RADKE
Notary Public
State of North Dakota
My Commission Expires Feb. 2, 2025

Signature: _Karla Wilson_____

Title: _____
Principal Financial Officer

_Vicki Radke_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EIDE BAILLY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2023

Table of Contents



4220 31st Avenue S.
Fargo, ND 58104-8725

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors and Equity Owners
Eide Bailly Securities LLC
Fargo, North Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Eide Bailly Securities LLC** (a South Dakota corporation), as of April 30, 2023 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Eide Bailly Securities LLC** as of April 30, 2023, and the results of its operations and its cash flows for the year then ended April 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Eide Bailly Securities LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Member of

CPAmerica

Member /⋀ Crowe Global

Supplemental Information

Schedule I – Computation of Net Capital under Rule 15c3-1 ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of the **Eide Bailly Securities LLC's** financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as **Eide Bailly Securities LLC's** auditor since 2012.
Fargo, North Dakota
June 22, 2023

EIDE BAILLY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2023

		2023
ASSETS		
Cash	$	107,172
Commissions Receivable		797
Prepaid expenses		348
Total assets	$	108,317
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	269
MEMBER'S EQUITY		
Member's paid-in capital		15,000
Member's undistributed earnings		93,048
Total member's equity	$	108,048
Total liabilities and member's equity	$	108,317

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2023

		2023
REVENUES		
Commission income	$	**305,658**
EXPENSES		
Licensing and registration		**41,821**
Technology expense		**15,244**
Professional fees		**22,479**
Management and allocated overhead		**105,000**
Other expenses		**2,634**
		187,178
NET INCOME	$	**118,480**

EIDE BAILLY SECURITIES LLC
STATEMENT OF CHANGE IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2023

	Member's Paid-in Capital	Member's Undistributed Earnings	Total
BALANCE, APRIL 30, 2022	$ 15,000	$ 64,374	$ 79,374
Net income	-	118,480	118,480
Distribution of earnings to member	-	(89,806)	(89,806)
BALANCE, APRIL 30, 2023	$ 15,000	$ 93,048	$ 108,048

EIDE BAILLY SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2023

	2023
OPERATING ACTIVITIES	
Net income	$ 118,480
Adjustments to reconcile net income to net cash from operating activities	
Change in receivable from broker dealer	2,641
Change in prepaid miscellaneous	42
Change in accounts payable	(90)
NET CASH FROM OPERATING ACTIVITIES	121,073
FINANCING ACTIVITY	
Distribution of earnings to member	(89,806)
NET CHANGE IN CASH	31,267
CASH, BEGINNING	75,905
CASH, ENDING	$ 107,172

NOTE 1 -   ORGANIZATION AND NATURE OF BUSINESS

Eide Bailly Securities LLC (EBS) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). EBS is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Eide Bailly Financial Services, LLC (EBFS).

The majority of EBS commission revenue is earned from a broker-dealer, which executes securities transactions including the sale of oil mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash
EBS includes demand deposits in the category of cash as presented in the cash flow statement.

Commissions Receivable
Receivable from affiliated broker represents accruals for commission amounts due from one broker-dealer. It is the EBS' policy to use the reserve method to write off uncollectible accounts. Amounts not paid within 30 days are considered past due. There were no amounts over 90 days past due as of April 30, 2023. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve on April 30, 2023.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
EBS along with its Parent, EBFS are included in the consolidated federal and state income tax returns as disregarded entities which is filed by Eide Bailly, LLP the parent company of EBFS. As a limited liability partnership, all the Company's taxable income or loss is allocated to the partners in accordance with their respective percentage ownership. Therefore, no provision for income taxes has been included in the financial statements.

NOTE 3 -   NET CAPITAL REQUIREMENTS

EBS, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, EBS is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. On April 30, 2023, EBS had net capital, as computed under the rule, of $107,700 and its ratio of aggregate indebtedness to net capital was 0.0025 to 1.

NOTE 4 -   RELATED PARTIES

EBS has a single member owner, EBFS which is the parent company for various financial service entities. All indirect operating expenses of EBFS' related entities are paid for by EBFS including all compensation and related employee costs of financial services representatives. Direct expenses incurred and paid by EBS, in addition to certain expenses incurred by EBFS through the Expense Allocation Agreement, are recognized in the financial statements of EBS. The Expense Allocation Agreement between EBS and EBFS is approved annually by management. During FY2023, EBS reimbursed EBFS for $105,000. As of April 30, 2023, EBS owes $0 to EBFS for these expenses.

NOTE 5 -   SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 22, 2023, the date the financial statements were available to be issued.

NOTE 6 -   CONCENTRATIONS OF CREDIT RISK

100% of EBS's earned revenues for FY2023 were generated from commissions associated with transactions from United Planners. On April 30, 2023, EBS had a receivable of $797 from United Planners.

NOTE 7 –   REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue received is commissions from representatives at United Planners. EBS recognizes all revenue at a point in time.

NOTE 8 – CONTINGENCIES, COMMITMENTS AND GUARANTEES

EBS did not have any contingencies, commitments or guarantees through June 22, 2023, the date the financial statements were available to be issued.

EIDE BAILLY SECURITIES LLC

SUPPLEMENTARY INFORMATION

EIDE BAILLY SECURITIES LLC   Schedule I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2023

NET CAPITAL

MEMBER'S EQUITY	$	108,048
DEDUCTIONS:		
Nonallowable assets:		
Prepaid expenses	$	348
NET CAPITAL	$	107,700
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi)		
(The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	269
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0025 to 1

There are no material differences between the preceding computation and Eide Bailly Securities corresponding
    unaudited part II of Form X-17-A-5 as of April 30, 2023



WIDMER ROEL
CPAs • BUSINESS ADVISORS

4220 31st Avenue S.
Fargo, ND 58104-8725

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Equity Owners
Eide Bailly Securities LLC
Fargo, North Dakota

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Report, in which (1) Eide Bailly Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eide Bailly Securities LLC claimed no exemptions from 17 C.F.R. §240.15c3-3 (the "exemption provisions") and (2) Eide Bailly Securities LLC stated that Eide Bailly Securities LLC met the identified exemption provisions throughout the most recent year without exception. Eide Bailly Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eide Bailly Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth under the Securities Exchange Act of 1934.

Widmer Roel PC

Fargo, North Dakota
June 22, 2023



FINANCIAL SERVICES

Assertions Regarding Exemption Provisions

Eide Bailly Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. Sec 240 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(l) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 Of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to receiving commissions from an unaffiliated broker dealer, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year (May 1, 2022 through April 30, 2023) without exception.

I, Karla Wilson, affirm that, to the best of my knowledge and belief, this exemption report for Eide Bailly Securities LLC is true and correct.

By:

Karla Wilson
Karla Wilson, Principal Financial Officer
June 22, 2023